NO ACT

ACT 40 Act
SECTION 17(a)
RULE
PUBLIC AVAILABILITY 9/25/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

[redacted]

08017392

September 25, 2008

PROCESSED
OCT 07 2008
THOMSON REUTERS

Ms. Karrie McMillan
General Counsel
Investment Company Institute
1401 H Street, NW
Washington, DC 20005-2148

Re: Certain Transactions between Funds and Banks that are Affiliated Persons Pursuant to the Asset-Backed Commercial Paper Money Market Fund Liquidity Facility

Dear Ms. McMillan:

Your letter dated September 25, 2008 request assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("Commission") under section 17(a) of the Investment Company Act of 1940 (the "Act") if, under the circumstances described below, and without obtaining an exemptive order pursuant to section 17(b) of the Act, certain banks that are affiliated persons of a registered investment company that is a money market fund purchase asset-backed commercial paper ("ABCP") from the money market fund at the amortized cost value of the ABCP.

<u>Discussion</u>

The Board of Governors of the Federal Reserve ("Board of Governors") has established a program that enables U.S. depository institutions, bank holding companies (parent companies or U.S. broker-dealer affiliates), or U.S. branches and agencies of foreign banks ("banks") to borrow from the Federal Reserve Bank of Boston on a nonrecourse basis if they use the proceeds to purchase certain types of ABCP from a registered investment company that holds itself out as a money market fund at the amortized cost value of such ABCP.[1] The Board of Governors adopted the Asset-Backed

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[1] *See* Board of Governors of the Federal Reserve System, Transactions Between Member Banks and Their Affiliates: Exemption for Certain Purchases of Asset-Backed Commercial Paper by a Member Bank from an Affiliate, Interim final rule with request for public comment (Sept. 19, 2008) ("Interim Final Rule Notice"), available at http://www.federalreserve.gov/newsevents/press/monetary/monetary20080919b1.pdf.

Commercial Paper Money Market Fund Liquidity Facility ("AMLF") to increase liquidity and to reduce other strains on money market funds as a result of ongoing dislocations in the financial markets. The program is intended to help restore liquidity to the ABCP markets and thereby to help money market funds meet demands for redemptions.[2] The AMLF program was authorized by the Board of Governors on September 19, 2008, and will expire on January 30, 2009, unless extended by the Board of Governors.

According to your letter, several of your money market fund members wish to sell ABCP to banks participating in the AMLF on terms established by the Board of Governors, which includes payment to the fund of the amortized cost value of each security. In some cases, a participating bank will be an "affiliated person" (as that term is defined in section 2(a)(3) of the Act) of the fund or affiliated person of such a affiliated person, and would therefore be prohibited from knowingly purchasing as principal securities from the fund by section 17(a)(2) of the Act.[3]

Your letter asserts that as a result of recent market events, the market for ABCP has experienced, and may continue to experience, periods of reduced liquidity, making it more difficult for funds to sell their holdings at or near their amortized cost. During these periods, funds may receive substantial redemption requests, requiring them to sell portfolio securities in order to satisfy these requests. You explain that these competing pressures may threaten some funds with having to re-price their shares below $1.00. The AMLF program offers funds a means to obtain greater liquidity, and would help them to maintain a stable net asset value per share in accordance with their investment objectives.

You acknowledge that funds may be able to sell ABCP to banks that are not affiliated persons, but assert that the ability of funds to make such sales is limited and subject to practical restraints. A limited number of banks may choose to buy ABCP through the AMLF, and some of these banks have imposed restrictions on their purchases, including limits on the number and amount of securities they will purchase. Moreover, some of these banks may be disinclined to purchase ABCP from money market funds that compete with funds they (or their affiliated persons) advise. Funds experiencing liquidity needs may not be readily able to establish arrangements with these banks to take advantage of the AMLF. In such circumstances, you argue, speed is critical for a money market fund that wishes to enter into these transactions to protect them and their shareholders.

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2 *See* Asset-Backed Commercial Paper Money Market Mutual Fund Liquidity Facility, Frequently Asked Questions and Answers (updated as of September 21, 2008) ("AMLF Q&As"), at Q&A #1, available at http://www.frbdiscountwindow.org/mmmf.cfm?hdrID=14#faq.

3 For convenience, reference in the remainder of this letter to "affiliated persons" include person who are affiliated persons of affiliated persons.

Analysis

Section 17(a)(2) of the Act, in relevant part, prohibits any affiliated person of a registered investment company or any affiliated person of an affiliated person from knowingly purchasing securities or other property from the registered investment company. Section 17(a) was designed to prohibit self-dealing and other forms of overreaching of an investment company by its affiliated persons.

Money market funds are registered open-end management companies that are regulated under rule 2a-7 of the Act, and seek to maintain a stable net asset value per share, typically at $1.00 per share. To maintain a stable net asset value, most money market funds use the amortized cost method of valuation permitted by rule 2a-7. Instead of valuing securities daily, rule 2a-7 permits funds to value portfolio securities by reference to their acquisition costs as adjusted for amortization of premium or accumulation of discount.[4]

You argue that the AMLF's requirement that banks purchase ABCP from money market funds in accordance with the terms of the program addresses concerns about overreaching that section 17(a) was designed to prevent because each purchase will be affected at the amortized cost of the security. In each case, you assert that the terms of the transaction would comply with the terms of rule 17a-9 under the Act,[5] except that the securities may continue to be "eligible securities" as defined in rule 2a-7. Thus, you seek our assurances only for transactions in ABCP the amortized cost value of which is equal to or greater than the market value at the time of the transaction. You note that the ABCP to be purchased from a fund will be determined by the fund's adviser, and must be made consistent with the adviser's fiduciary duties to the fund, and in the best interest of fund's shareholders. You also note that the fund will keep and maintain records of these transactions as required by rules 31a-1 and 31a-2 under the Act.

Finally, you assert that the proposed transactions would meet the standards for the Commission to issue an exemptive order under section 17(b) of the Act,[6] but argue that the compelling need for immediate relief warrants no-action relief.

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4 Rule 2a-7(c) (permitting use of amortized cost method of valuation); rule 2a-7(a)(2)(defining "amortized cost method of valuation").

5 Rule 17a-9 exempts from section 17(a) the purchase of a security that is no longer an Eligible Security, as defined in Rule 2a-7, from an open-end investment company holding itself out as a "money market" fund, provided that: (1) the purchase price is paid in cash; and (2) the purchase price is equal to the greater of the amortized cost of the security or its market price (in each case, including accrued interest).

6 Section 17(b) authorizes the Commission to grant an order exempting a proposed transaction from one or more of the provisions of section 17(a) if :(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable

Based on the facts and representations set forth in your letter, we would not recommend enforcement action to the Commission under section 17(a)(2) of the Act against any bank that purchases ABCP from a fund that is an affiliated person of the bank in transactions the terms of which are described in your letter. This letter expresses our position on enforcement action only, and does not express any legal conclusions on the issues presented. Because our position is based upon the facts and representations in your letter, any different facts and representations may require a different conclusion.

Robert E. Plaze
Associate Director

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and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the Act.

INVESTMENT
COMPANY
INSTITUTE

1401 H Street, NW, Washington, DC 20005-2148, USA
202/326-5800 www.ici.org

September 25, 2008

Robert E. Plaze, Esq.
Associate Director for Regulation
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request for No-Action Assurance under Section 17(a) of the Investment Company Act of 1940

Dear Mr. Plaze:

The Investment Company Institute[1] seeks assurance from the staff of the Division of Investment Management (the "Division") that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Section 17(a) of the Investment Company Act of 1940 or the rules thereunder (the "1940 Act"), if an eligible borrower[2] purchases asset-backed commercial paper ("ABCP") from an affiliated money market fund with cash borrowed through the Asset-Backed Commercial Paper Money Market Fund Liquidity Facility (the "AMLF") during the period when the AMLF is in effect, and without obtaining an exemptive order from the Commission under Section 17(b) of the 1940 Act. The AMLF was authorized by the Board of Governors of the Federal Reserve System (the "Board") on September 19, 2008 and began operating on September 22. It will expire on January 30, 2009 unless extended by the Board.[3]

Several Institute money market fund members wish to sell ABCP to banks participating in the AMLF on terms established by the Board, which includes payment to the fund of the amortized cost value of each security. In some cases, a participating bank will be an "affiliated person" (as that term is defined in Section 2(a)(3) of the 1940 Act) of the fund or an affiliated person of such an affiliated person, and would therefore be

[1] The Investment Company Institute is the national association of U.S. investment companies, including mutual funds, closed-end funds, exchange-traded funds (ETFs), and unit investment trusts (UITs). ICI seeks to encourage adherence to high ethical standards, promote public understanding, and otherwise advance the interests of funds, their shareholders, directors, and advisers. Members of ICI manage total assets of $12.14 trillion and serve almost 90 million shareholders.

[2] Eligible borrowers for these purposes include all U.S. depository institutions, bank holding companies (parent companies or U.S. broker-dealer affiliates), or U.S. branches and agencies of foreign banks.

[3] *See* Interim Final Rule Notice; AMLF Q&A #5.

prohibited from knowingly purchasing as principal securities from the fund by Section 17(a)(2) of the 1940 Act.

We believe, for reasons described below, that the proposed transactions would meet the standards for the Commission to issue an exemptive order under Section 17(b) of the 1940 Act.[4] In light of the temporary nature of this relief and the potential immediacy of the need for it, however, we are seeking the staff's no-action assurances on an expedited basis rather than seeking an order exempting the transactions pursuant to Section 17(b).

Background and Discussion

As a result of recent events, the market for ABCP has experienced, and may continue to experience, periods of reduced liquidity, making it more difficult for funds to sell their ABCP holdings at or near their amortized cost. During these periods, funds may receive substantial redemption requests, requiring them to sell portfolio securities in order to satisfy these requests. These competing pressures may threaten some funds with having to re-price their shares below $1.00.

The AMLF enables depository institutions and bank holding companies to borrow from the Federal Reserve Bank of Boston on a nonrecourse basis if they use the proceeds to purchase certain types of ABCP[5] from money market funds[6] at amortized cost. The Board adopted the AMLF to increase liquidity and to reduce other strains being experienced by money market funds as a result of ongoing dislocations in the financial markets.[7] The program is intended to help restore liquidity to the ABCP markets and

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[4] Section 17(b) authorizes the Commission to grant an order exempting a proposed transaction from one or more of the provisions of Section 17(a) if: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

[5] The ABCP must be rated not lower than A1, F1, or P1 by at least two Nationally Recognized Statistical Rating Organizations or, if rated by only one NRSRO, the ABCP must have been rated within that NRSRO's top rating category at the time of the pledge by the eligible borrower. It must be issued by an entity organized under the laws of the United States, or a political subdivision thereof, under a program that was in existence on September 18, 2008.

[6] The AMLF program terms and conditions require that the securities be purchased from a registered investment company that holds itself out as a money market fund.

[7] *See* Board of Governors of the Federal Reserve System, Transactions Between Member Banks and Their Affiliates: Exemption for Certain Purchases of Asset-Backed Commercial Paper by a Member Bank from an Affiliate, Interim final rule with request for public comment (September 19, 2008) ("Interim Final Rule Notice"), available at http://www.federalreserve.gov/newsevents/press/monetary/monetary20080919b1.pdf.

thereby to help money market funds meet demands for redemptions,[8] while maintaining a stable net asset value per share in accordance with their investment objectives.

The Board clearly intends that the AMLF be used to facilitate purchases of ABCP from affiliated money market funds. The Board has adopted, on an interim final basis, regulatory exemptions for member banks from certain provisions of Sections 23A and 23B of the Federal Reserve Act and the Board's Regulation W to remove limits on such transactions.[9] The Board took this action to increase the capacity of a member bank to purchase ABCP from affiliated money market funds in connection with the AMLF, and based on its conclusion that the exemptions are in the public interest.[10] Absent the requested relief, Section 17(a) would prohibit an eligible borrower from purchasing ABCP from an affiliated money market fund under the program.[11]

The Institute believes that the requested relief would serve the interests of money market funds (and their shareholders) that wish to avail themselves of the AMLF by allowing the funds to choose among as many potential counterparties as possible. This flexibility is consistent with the goal of providing an easily accessible, ready market for high quality ABCP and is desirable for several reasons. First, there may be a limited number of eligible borrowers that choose to buy ABCP through the AMLF, and those borrowers may impose restrictions on their purchases.[12] As a result, it may be beneficial for a money market fund to have more than one potential counterparty. And, as we have seen recently, market events affecting the liquidity of ABCP can occur unexpectedly and develop in a matter of minutes. In those circumstances, speed will be critical for money market funds that wish to enter into these transactions to protect the fund and its shareholders.

Also, as a practical matter, a money market fund may find it more convenient and efficient to effect transactions with an affiliated entity, such as an affiliated custodian

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[8] *See* Asset-Backed Commercial Paper Money Market Mutual Fund Liquidity Facility, Frequently Asked Questions and Answers (updated as of September 21, 2008) ("AMLF Q&As"), at Q&A #1, available at http://www.frbdiscountwindow.org/mmmf.cfm?hdrID=14#faq.

[9] *See* Interim Final Rule Notice. The exemptions apply to purchases of ABCP from an affiliated SEC-registered open-end investment company that holds itself out as a money market mutual fund under SEC Rule 2a-7, if the member bank: (1) purchases the ABCP between September 19, 2008 and January 30, 2009 (unless extended by the Board), pursuant to the AMLF; and (2) has not been specifically informed by the Board, after consultation with the member bank's appropriate Federal banking agency, that the member bank may not use the exemption.

[10] *Id.*

[11] Section 17(a)(2) of the 1940 Act makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, to knowingly purchase any security or other property from the investment company.

[12] For example, we understand that certain banks are limiting the volume of transactions per fund until the operational processes for the program are well established.

bank with which it already has an account. Allowing custodian banks or other eligible borrowers to purchase qualifying securities from any money market fund will avoid creating an unlevel playing field where affiliated money market funds could find themselves at a disadvantage. Among other things, eligible borrowers may be disinclined to burden their balance sheets to come to the assistance of money market funds affiliated with their competitors. And custodian banks should not be forced to discriminate against their customers that are affiliated funds.

Importantly, the requested relief would not contravene the purposes of Section 17(a). The AMLF's requirement that eligible borrowers purchase ABCP from money market funds at amortized cost addresses concerns about potential overreaching. Indeed, the AMLF is designed in a manner such that transactions to which the proposed relief would apply would satisfy the requirements of Rule 17a-9 under the 1940 Act,[13] except that the securities involved would continue to constitute Eligible Securities as defined in Rule 2a-7. Accordingly, we seek the staff's assurances only for transactions in ABCP the amortized cost value of which is equal to or greater than the market value at the time of the transaction.

The ABCP to be purchased from a fund will be determined by the fund's adviser depending on then-current market conditions and redemption needs. Such determinations will be made consistent with the adviser's fiduciary duty to the fund, and in the best interests of the fund's shareholders. The fund will keep and maintain records of these transactions as required by Rules 31a-1 and 31a-2 under the Act. Requiring funds to engage in these transactions only with non-affiliated entities does not enhance investor protection.

For these reasons, we hereby request that the Division staff give its assurance that it will not recommend that the Commission take enforcement action under Section 17(a) of the 1940 Act, or the rules thereunder, against an eligible borrower under the AMLF that is an "affiliated person" under Section 2(a)(3) of the 1940 Act of a money market fund, or an affiliated person of an affiliated person of the money market fund, if, during the period when the AMLF is in effect, the eligible borrower uses cash obtained through the AMLF to purchase ABCP from the money market fund.

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If you have any questions concerning this matter, please call the undersigned at 202/326-5815, Bob Grohowski at 202/371-5430, or Frances Stadler at 202/326-5822.

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[13] Rule 17a-9 exempts from Section 17(a) the purchase of a security that is no longer an Eligible Security, as defined in Rule 2a-7, from an open-end investment company holding itself out as a "money market" fund, provided that: (1) the purchase price is paid in cash; and (2) the purchase price is equal to the greater of the amortized cost of the security or its market price (in each case, including accrued interest).

Sincerely,

/s/ Karrie McMillan

Karrie McMillan
General Counsel

cc: Andrew J. Donohue, Director
Douglas Scheidt, Esq., Associate Director and Chief Counsel
Division of Investment Management

END